Mail Stop 3561

November 12, 2008

Via U.S. Mail and Facsimile

Donald T. Grimes
Chief Financial Officer
Keystone Automotive Operations, Inc.
44 Tunkannock Avenue
Exeter, Pennsylvania 18643

> RE: Keystone Automotive Operations, Inc.
> Form 10-K for the fiscal year ended December 29, 2007
>
> **File No. 333-112252**

Dear Mr. Grimes:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 29, 2007

General

1. Please revise future filings to provide the selected quarterly data required by Item 302 of Regulation S-K.

Exhibits

2. Please revise future filings to include Exhibit 12, which includes a ratio of earnings to fixed charges in compliance with Item 503(d) and 601(12) of Regulation S-K.

3. We note that you did not include in your Form 10-K for the fiscal year ended December 29, 2007 and your subsequent quarterly reports on Form 10-Q for 2008 a certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and as required by Rule 15d-14(b) of the Exchange Act Rules. Additionally, Section 181.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations, states that all issuers filing or submitting reports under section 15(d) on a voluntary basis must comply with the provisions in Rule 15d-14 of the Exchange Act Rules. In this regard, please tell us your reason for not including the abovementioned certification as required by Rule 15d-14(b) of the Exchange Act Rules or revise your filings accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Donald T. Grimes
Keystone Automotive Operations, Inc.
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Donald T. Grimes, Chief Financial Officer
570-655-8203